FOR IMMEDIATE RELEASE                                   Contact - Guy T. Marcus
July 14, 1995                                           Vice President-Inv. Rel.
                                                        (214) 978-2691

        HALLIBURTON ANNOUNCES AGREEMENTS TO SETTLE EXPORT INVESTIGATION


     DALLAS, Texas -- Halliburton Company announced today that it has agreed with the U.S. Department of Justice and the U. S. Department of Commerce to settle civil and criminal charges arising from certain exports that were made by former subsidiaries of the Company.

     As a result of the settlement, Halliburton has agreed to plead guilty in U.S. Federal Court in Houston to three violations of the U.S. export control law which prohibits the export of U.S. goods and services to Libya and has agreed to pay a fine of $1.2 million. The United States Attorney in Houston has filed charges with the Federal Court and Halliburton will enter its plea within the next few weeks. These violations relate to shipments of components of oil field wireline logging tools by one of Halliburton's former domestic subsidiaries to a foreign subsidiary for performance of oil field services for Libyan national oil companies. The shipments occurred during late 1987 to early 1990. These tools are no longer in Libya, and while there, they were always in the possession of a Halliburton foreign subsidiary.

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     Halliburton also has reached  agreement with the Department of Commerce for the entry of an order in settlement of proposed civil charges relating to alleged violations of the Export Administration Act. This order involves shipments to Libya by this same former subsidiary, as well as other exports and reexports of geophysical equipment and services to Libya by another former subsidiary during the same general time period. The agreement with the Department of Commerce calls for Halliburton to pay an additional civil fine of $2.61 million. The order will be entered when the plea is accepted by the Federal Court.

     These settlements will not impair Halliburton's ability to export products, services or technology in compliance with applicable law. The cost of this settlement has been provided for by Halliburton in prior accounting periods and it will not affect Halliburton's financial results in the future.

     Thomas H. Cruikshank, Chairman and Chief Executive Officer of Halliburton, stated: "These exports to Libya should not have happened. They were contrary to our Company's policies then and now. Unfortunately our internal export control procedures and training were not sufficient at that time to prevent these shipments. Since then, we have tightened our export control procedures and re-educated our executives and other employees who manage our exports concerning the requirements of applicable U.S. law. We have stressed to our executives and other employees that it is the policy of our Company that we will strictly
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observe such laws. The Company regrets that these  violations  occurred and will continue to take action to prevent future violations."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.

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